

02017957

PE
12/28/02


RECD S.E.C.
MAR 4 2002
080

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the period of February 1, 2002 to February 28, 2002

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _N/A__

Page 1 of 29_ Pages

Exhibit Index on Page 4

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 OF NICE-SYSTEMS LTD. (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996).

CONTENTS

This Report on Form 6-K of NICE-Systems Ltd. (the "Company") consists of the following documents, which are attached hereto and incorporated by reference herein:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By: 

Name: Daphna Kedmi
Title: Corporate Secretary

Dated: March 3, 2002

EXHIBIT INDEX

NICE

N E W S R E L E A S E

National Air Traffic Services (NATS) Selects NICE for Several Airports in the UK

Ra'anana, Israel, January 23, 2002 - NICE Systems Ltd (NASDAQ: NICE) a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management, today announced that the British National Air Traffic Services (NATS) has selected the NiceLog® and NiceCall® Focus voice recorders, for several airports in the UK. The first systems are installed at Gatwick, Glasgow and Edinburgh airports.

NATS provides air traffic control services at 14 of the airports in the UK. This year NATS will provide services to ensure air safety for more than two million flights carrying over 160 million passengers.

"We performed a full evaluation of several recording systems and selected NICE due to the reliability and performance of its products", commented NATS. "We also took into consideration NICE's excellent reputation in the air traffic control industry. Our selection of NICE is part of our overall strategy to maintain the highest safety record while delivering the most efficient and highest level of service to our customers."

Rami Efrati, vice president of business development and marketing for the Interaction Systems Solutions (ISS) Division at NICE Systems, said, "We are proud to be selected by NATS that has an excellent reputation as a first class provider of air traffic management."

NICE is a leader in the ATC industry has been selected by aviation authorities throughout the world including the US (FAA), Hong-Kong, Holland, Switzerland, Austria, Germany, China, Sweden, Japan, Canada (NAV Canada) and many others.

The system was sold and supported through Business Systems, NICE's local distributor.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)

Trademark note: 360^0 View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

For more information, contact:

Media

Susan Cohen	NICE Systems	972-9-775-3507
susan.cohen@nice.com		

Investors

Rachela Kassif	NICE Systems	972-9-775-3899
investor.relations@nice.com		877-685-6552
Claudia Gatlin	CMG International	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

NICE

B U S I N E S S   N E W S

NICE CEM Solutions Earn Communications Solutions Product of the Year Award for 2001

CEM Has Received 10 Awards Since First Introduced in June 2000

Ra'anana, Israel, January 30, 2002 — NICE Systems (NASDAQ: NICE, a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management, today announced it has received the prestigious Communications Solutions Product of the Year Award for 2001 for its CEM solutions. NICE's Customer Experience Management (CEM) solutions enable contact centers to capture, evaluate, analyze and improve the customer experience to build lasting customer loyalty.

Each year *Communications Solutions* magazine awards the companies that "stand above the crowd of companies in the communications space" and have "the most interesting and innovative products". The awards are featured in the January issue of *Communications Solutions* at: http://www.tmcnet.com/comsol/0102/0102poty.htm. According to the feature article, "... despite the fact that, in all truth, 2001 was a very difficult year for the communications industry, these companies did not become discouraged. On the contrary, these companies emerged with visions... with possibilities... These innovators accepted the challenge that the economic climate put forth and released a range of amazing solutions."

"We are honored to receive this coveted award. Meeting and exceeding our customers' demands with innovative products is an ongoing cornerstone of our product development," said Lior Arussy, NICE Systems' vice president of corporate marketing, "We are proud to continue to challenge the established standards to achieve competitive alternatives with distinctive results that help define innovation in our industry."

Since its launch in June of 2000, the NICE CEM platform and strategy has won ten different awards including the Marketing Competitive Strategy award from Frost & Sullivan, and several awards for product excellence and innovation from *Customer Interface Magazine*, *Computer Telephony*, *Communications Solutions*, *Customer Interaction Solutions* and *Teleconnect*.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)

Media

Susan Cohen	NICE Systems	972-9-775-3507
susan.cohen@nice.com		
Lior Arussy	NICE Systems	800-663-5601
lior.Arussy@nice.com		

Investors

Rachela Kassif	NICE Systems	972-9-775-3899
investor.relations@nice.com		877-685-6552
Claudia Gatlin	CMG International	973-316-9409
cmginternational@msn.com		

NICE

N E W S R E L E A S E

STN ATLAS and Israeli Port and Railway Authority Select NICE Systems for Increased Safety and More Efficient Operations

Ra'anana, Israel, February 4, 2002 - NICE Systems Ltd (NASDAQ: NICE) a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management, announced today that STN ATLAS and the Israeli Port and Railway Authority have selected NiceFix™ direction finding sensors for vessel traffic control at four locations in two Israeli ports. This system will provide the Port Authority with more efficient traffic flows and increased safety and security. Installation will begin this month.

STN ATLAS, the prime contractor for the project, is a major supplier of vessel control systems, electronics and specialized systems for the worldwide defense market with sales that exceeded 500 million euro in 2000. STN ATLAS' vessel control system is integrated with NiceFix, a navigational aid that is used to locate and confirm a vessel's position. NICE's direction finding technology is now being used for both air traffic control and commercial maritime applications.

"We selected NiceFix due to system reliability and the large number of reference accounts throughout Europe, including the Civil Aviation Administration in Finland, Norwegian Civil Aviation Administration, and the Israel Airports Authority", commented STN ATLAS' project manager. "We are very pleased with the level of service we have received and how easily NICE's technology has been integrated with our vessel control system."

Rami Efrati, vice president of business development and marketing for the Interaction Systems Solutions (ISS) Division at NICE Systems commented, "Higher traffic volumes and an increased interest in safety has resulted in a growing demand for vessel control systems. We are proud to leverage our proven technology for new markets and to be selected by STN Atlas which has a reputation for providing only the most reliable and highest quality systems."

About NICE's ISS Division

NICE's Interaction Systems Solutions (ISS) Division provides comprehensive, monitoring, recording, and information management solutions and direction finding systems for air traffic control organizations, vessel control authorities, intelligence organizations, law enforcement, and government agencies.

NICE's ISS division is the dominant player in the global ATC industry with installations in over 40 countries.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)

Trademark note: 360^0 View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

For more information, contact:

Media

Susan Cohen	NICE Systems	972-9-775-3507
susan.cohen@nice.com		

Investors

Rachela Kassif	NICE Systems	972-9-775-3899
investor.relations@nice.com		877-685-6552
Claudia Gatlin	CMG International	973-316-9409
cmginternational@msn.com		

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements,

NICE

BUSINESS NEWS

NICE Systems Reports Results for Fourth Quarter 2001

Highlights:

- ***12% sequential revenue growth; digital video revenues 45% higher than Q3***
- ***Higher gross margin***
- ***Adjusted net loss reduced 80% from Q3 to $668,000 (excluding amortization of intangibles and one-time expense)***
- ***Cash increased to $89 million from $86 million in Q3***

Ra'anana, Israel, February 6, 2002—NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia digital recording solutions, applications and related professional services, today announced its fourth quarter financial results and audited results for the year ending December 31, 2001.

Revenue for the fourth quarter of 2001 rose 12% from the previous quarter to $37.7 million. Revenue for the fourth quarter of 2000 was $36.3 million.

Excluding the amortization of acquired intangibles and one-time expense, the fourth quarter loss was reduced to $668,000, or $0.05 per share, from a loss of $3.3 million or $0.26 per share in the third quarter of 2001. The comparable loss for the fourth quarter of 2000 was $11.6 million, or $0.92 per share.

On a GAAP basis, the Company reported a net loss, of $5.9 million, or $0.45 per share in the fourth quarter of 2001, compared with a net loss of $4.1 million, or $0.32 per share in the third quarter of 2001. The fourth quarter 2001 net loss included amortization of intangibles of $813,000 and a one-time expense of $4.4 million following the settlement of a dispute with Stevens Communications Inc. relating to certain post-closing adjustments in connection with its acquisition by NICE.

Cash and cash equivalents, including long term marketable securities, totaled $89.0 million at December 31, 2001. Receivables remained at about the Q3 level and inventory was further reduced to $11.1 million.

Commenting on the financial results, Haim Shani, President and CEO of NICE, said, "We are proud of our performance in the fourth quarter. We were particularly pleased with the strong performance of our digital video business where revenues increased 45% sequentially to $5 million. CEM revenues were up 11% and we added over 100 new customers again this quarter. The latest report from Datamonitor confirms that we regained the leading market position in Q3 and we are focused on expanding our lead by continuing to gain market share.

"We are reiterating our earlier guidance for 2002 of 20-30% year over year growth. For the remainder of 2002 and beyond, we have identified numerous promising new product opportunities in the contact center market that will further leverage our market-leading total recording platform. Although the financial trading floor market was weak during 2001, we are planning several new products that will take advantage of the upgrade cycle that we expect to begin during 2002. Our second core business, digital video security, is expected to show very strong growth, driven by greater demand in the corporate security market and continued success in transportation security. Recently introduced products are expected to drive growth in the law enforcement and national security markets as well. In fact, we have already been awarded contracts for these new products. In addition to our internal development efforts, we expect to speed our time to market whenever possible by working closely with strategic partners offering complementary products. Finally, our strong balance sheet and positive cash flow affords us the financial flexibility to pursue external growth opportunities as well."

During the fourth quarter, NICE introduced the following new products:

- NiceCall® Focus -- a total recording solution aimed at branch offices and other small to medium sized contact center and financial institution customers.
- NiceTrack™ -- a new telecommunications monitoring system designed to meet the special needs of law enforcement agencies.

New strategic alliances during the quarter included:

- Knowlagent – signed a joint development agreement to deliver advanced e-learning capabilities through the NICE Learning™ solution.
- Visionics – an alliance to integrate Visionics FaceIt facial recognition technology with the NiceVision® platform.

NICE management will host a conference call at 8:30 a.m. (EST) 15:30 Israel time to discuss the results and answer questions from the investment community.

To participate, please call:

Live Conference Call
US Toll-free: 1-877-370-1460
International: ++ 1-706-679-3312
Israel: 03-925-5910

Replay
US Toll-free: 1-888-269-0005
International: ++ 972-3-925-5950
Israel: 03-925-5950

The replay number is available for up to 72 hours after the call.
No access code is needed for the replay.

This call will be broadcast live at **http://www.nice.com**. An online replay will also be available approximately one hour after the call.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centres, trading floors, air traffic control (ATC) sites, CCTV security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom France and Hong Kong. The company operates in more than 70 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)

For more information, contact:

Rachela Kassif	**NICE Systems**	**972-9-775-3899**
investor.relations@nice.com		**877-685-6552**
Claudia Gatlin	**CMG International**	**973-316-9409**
cmginternational@msn.com		

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)

	Three months ended December 31		Twelve months ended December 31	
	2000 Unaudited	2001 Unaudited	2000 Audited	2001 Audited
Revenues	$ 36,304	$ 37,699	$153,163	$127,108
Cost of revenues	24,037	19,365	73,554	73,767
Gross Profit	12,267	18,334	79,609	53,341
Operating Expenses:				
Research and development, net	5,286	4,439	19,502	19,190
Selling and marketing	10,714	9,299	35,448	35,046
General and administrative	9,636	5,993	28,300	27,143
Amortization of acquired intangibles	316	813	860	3,413
Restructuring and other special charges	-	-	6,786	14,554
Total operating expenses	25,952	20,544	90,896	99,346
Operating loss	(13,685)	(2,210)	(11,287)	(46,005)
Financial income, net	1,779	907	6,188	4,254
Other income (expense), net	23	(4,480)	53	(4,846)
Loss before taxes on income	(11,883)	(5,783)	(5,046)	(46,597)
Taxes on income	78	146	273	198
Net loss	$(11,961)	$ (5,929)	$ (5,319)	$ (46,795)
Basic earnings (loss) per share	$ (0.95)	$ (0.45)	$ (0.43)	$ (3.59)
Diluted earnings (loss) per share	$ (0.95)	$ (0.45)	$ (0.43)	$ (3.59)
Weighted average number of shares outstanding used to compute:				
Basic earnings (loss) per share	12,651	13,197	12,317	13,047
Diluted earnings (loss) per share	12,651	13,197	12,317	13,047

Note: Certain prior period amounts have been reclassified to conform to current year presentation.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)

EXCLUDING RESTRUCTURING AND OTHER SPECIAL CHARGES, AMORTIZATION OF ACQUIRED INTANGIBLES AND A ONE-TIME OTHER EXPENSE

	Three months ended December 31		Twelve months ended December 31	
	2000 Unaudited	2001 Unaudited	2000 Audited	2001 Audited
Revenues	$ 36,304	$ 37,699	$ 153,163	$ 127,108
Cost of revenues	24,037	19,365	73,554	73,767
Gross Profit	12,267	18,334	79,609	53,341
Operating Expenses:				
Research and development, net	5,286	4,439	19,502	19,190
Selling and marketing	10,714	9,299	35,448	35,046
General and administrative	9,636	5,993	28,300	27,143
Total operating expenses	25,636	19,731	83,250	81,379
Operating loss	(13,369)	(1,397)	(3,641)	(28,038)
Financial income, net	1,779	907	6,188	4,254
Other income (expense), net	23	(32)	53	(398)
Income (loss) before taxes on income	(11,567)	(522)	2,600	(24,182)
Taxes on income	78	146	273	198
Net income (loss)	$ (11,645)	$ (668)	$ 2,327	$ (24,380)
Basic earnings (loss) per share	$ (0.92)	$ (0.05)	$ 0.19	$ (1.87)
Diluted earnings (loss) per share	$ (0.92)	$ (0.05)	$ 0.17	$ (1.87)
Weighted average number of shares outstanding used to compute:				
Basic earnings (loss) per share	12,651	13,197	12,317	13,047
Diluted earnings (loss) per share	12,651	13,197	13,772	13,047

Note: Certain prior period amounts have been reclassified to conform to current year presentation.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2000	December 31, 2001
ASSETS	Audited	Audited
CURRENT ASSETS:		
Cash and cash equivalents	$ 18,640	$ 25,256
Short-term deposits	24,371	311
Marketable securities	29,089	29,270
Trade and unbilled receivables	48,183	35,009
Other receivables and prepaid expenses	11,994	5,465
Inventory	21,159	11,057
Total current assets	153,436	106,368
LONG-TERM INVESTMENTS		
Long term marketable securities	25,916	34,176
Other long term investments	6,460	7,257
Total long term investments	32,376	41,433
FIXED ASSETS, NET	25,896	22,111
OTHER ASSETS, NET	39,781	40,100
Total assets	$ 251,489	$ 210,012
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade payables	$ 12,650	$ 11,123
Accrued expenses and other liabilities	23,467	25,314
Total current liabilities	36,117	36,437
LONG-TERM LIABILITIES	6,795	6,557
SHAREHOLDERS' EQUITY		
Share capital	4,313	4,398
Additional paid-in capital	187,632	192,783
Retained earnings (accumulated deficit)	16,632	(30,163)
Total shareholders' equity	208,577	167,018
Total liabilities and shareholders' equity	$ 251,489	$ 210,012

Note: Certain prior period amounts have been reclassified to conform to current year presentation.

NICE

BUSINESS NEWS

Datamonitor Names NICE CEM as the Worldwide Leader in Quality Management and Recording

Ra'anana, Israel, February 7, 2002 — NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management announced today that Datamonitor, a leading business information company has determined that NICE Systems leads the world-wide recording and quality management market for the third quarter of 2001. This information was published in the "Recording Industry Quarterly", a research report that closely follows and analyzes the recording industry.

In the edition released in January 2002, Datamonitor states, "NICE has regained (its) position as market leader." It further states that NICE was the second fastest growing company - growing 15% during the third quarter - by increasing its market share in North America, and Europe, and by securing the number one position in the fastest growing market region, Asia Pacific. NICE also moved up to second place in quality management and training.

"Datamonitor's research validates NICE's worldwide market leadership," said Lior Arussy, corporate vice president global marketing. "By achieving the overall number one position, we have demonstrated growing customer acceptance and adoption of our CEM solutions."

NICE's Customer Experience Management (CEM) solutions enable contact centers to capture, evaluate, analyze and improve the customer experience to build lasting customer loyalty.

About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)

Trademark note: 360[0] View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

Media

Susan Cohen	NICE Systems	972-9-775-3507
susan.cohen@nice.com		
Lior Arussy	NICE Systems	800-663-5601
lior.Arussy@nice.com		

Investors

Rachela Kassif	NICE Systems	972-9-775-3899
investor.relations@nice.com		877-685-6552
Claudia Gatlin	CMG International	973-316-9409
cmginternational@msn.com		

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ

NICE

BUSINESS NEWS

NICE Demonstrates Next Generation Solutions for Content Analysis and Business Intelligence

Call Center and CRM Solutions, Las Vegas, Nevada, February 12th, 2002 -- NICE Systems Ltd (NASDAQ: NICE) a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today demonstrated next generation solutions that will provide contact centers with advanced content analysis capabilities and business intelligence tools.

"NICE, as the pioneer of the CEM strategy in the contact center industry is now showcasing new, expanded capabilities that combine technologies including automatic speech recognition, word spotting, and stress/emotion analysis to enable businesses to extract actionable business intelligence from their customer interactions", summarized Lior Arussy, corporate vice president of marketing.

NICE's next generation solutions will include the latest innovations in contact analysis including detecting when an agent talks over a customer, or when the agent or the customer is agitated. Users can retrieve calls that contain key words such as "excellent", "superior", "cancel", "can't", or a competitor's name.

The system will include a dashboard that integrates information across all dimensions including spoken words, stress levels, agent evaluations, call data, the agent's training history, skills and work schedules. Based on an analysis of all the associated data the reviewer can find and play back a specific call. All of this information is displayed using visually appealing and easy to interpret graphs.

"In today's highly competitive environment every business is looking for ways to become more customer-centric and get the most from their customer interactions", summarized Lior Arussy. "These latest innovations will enable our customers to better manage their contact centers. With enhanced content analysis and business intelligence tools, managers will be able to make more informed decisions resulting in loyal customers and a winning business."

NICE's CEM solutions are being demonstrated at the Call Center and CRM Solutions Show in Las Vegas, booth #135, on February 12th and February 13th. NICE expects this technology to be deployed in the second half of 2002.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)

Media

Susan Cohen	NICE Systems	972-9-775-3507
susan.cohen@nice.com		
Lior Arussy	NICE Systems	800-663-5601
lior.Arussy@nice.com		

Investors

Rachela Kassif	NICE Systems	972-9-775-3899
investor.relations@nice.com		877-685-6552
Claudia Gatlin	CMG International	973-316-9409





FOR RELEASE ON WEDNESDAY, FEB. 13, 2002, AT 5 A.M. PST

NICE'S CUSTOMER EXPERIENCE MANAGEMENT SOLUTIONS INTEGRATE WITH ASPECT CONTACT SERVER TO SUPPORT QUALITY MONITORING IN MULTICHANNEL CONTACT CENTERS

SAN JOSE, Calif., and Ra'anana, Israel, Feb. 13, 2002—Aspect Communications Corporation (Nasdaq: ASPT), the leading provider of business communications solutions that help companies improve customer satisfaction, reduce operating costs, gather market intelligence and increase revenue, and NICE Systems (Nasdaq: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced the integration of the Aspect® Contact Server with NICE's Customer Experience Management (CEM) solutions. Aspect's business platform connects all customer communications with a company to the correct sales and service representatives or self-service resources for resolution. Via this integration, NICE's technology can facilitate the capture, evaluation and analysis of these interactions in order to determine the quality of service being provided.

This latest integration further strengthens the existing relationship between NICE and Aspect and provides mutual customers a solution for ensuring high-quality service over any channel. The companies have also signed a new global marketing cooperation agreement, which will enable both companies to leverage each other's leading global presence in the contact center market.

"We're pleased to be partnering with NICE because the complementary nature of our products empowers our mutual clients to drive revenue by better targeting services to customer needs," said Simon Lonsdale, Aspect's vice president of technology alliances. "Companies can analyze every customer interaction via voice, Web or e-mail to add to their knowledge of customer preferences and behaviors and improve how they respond to customer inquiries. Companies that can knowledgeably interact with their customers over the communication channels of the customers' choice can more easily establish long-term, mutually beneficial business relationships with them."

"To further support companies in making their contact centers profitable, we are pleased to expand our alliance with Aspect," said Eytan Bar, vice president of research and development for NICE's CEM division. "Our CEM solutions work with Aspect's solutions to improve business processes in the contact

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center, identify the training needs of sales and service representatives and ultimately help companies build stronger bonds with their customers."

About NICE Systems

NICE Systems (Nasdaq: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. For more information, refer to NICE's Web site at www.nice.com.

About Aspect Communications

Aspect Communications Corporation is the leading provider of business communications solutions that help companies improve customer satisfaction, reduce operating costs, gather market intelligence and increase revenue. Aspect is the trusted mission-critical partner of 76 percent of the Fortune 50, daily managing more than 3 million customer sales and service professionals worldwide. Aspect is the only company that provides the mission-critical software platform, development environment and applications that seamlessly integrate voice-over-IP, traditional telephony, e-mail, voicemail, Web, fax and wireless business communications, while guaranteeing investment protection in a company's front-office, back-office, Internet and telephony infrastructures. Aspect's leadership in business communications solutions is based on more than 16 years of experience and over 7,600 implementations deployed worldwide. The company is headquartered in San Jose, Calif., with offices around the world, as well as an extensive global network of systems integrators, independent software vendors and distribution partners. For more information, visit Aspect's Web site at http://www.aspect.com or call 1-877-621-3692.

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This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. only and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. NICE undertakes no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to NICE's reports filed from time to time with the Securities and Exchange Commission.

All statements in this release that involve Aspect's forecasts, beliefs, projections, expectations, strategies and intentions are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on information available to

Aspect at the time of this release, are not guarantees of future results; rather, they are subject to risks and uncertainties that may cause actual results to differ materially from those set forth in this release. These risks and uncertainties include, but are not limited to, the uncertainty of demand for Aspect products; the anticipated customer benefits from Aspect products; increased competition and technological changes in the markets in which Aspect competes; Aspect's abilities to manage growth; intense competition for qualified employees; and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission, including Aspect's annual report on Form 10-K and Aspect's quarterly reports on Form 10-Q. Aspect assumes no obligation to update information concerning its expectations.

Contacts (Media):

Jennifer Stroud
Aspect Communications
(615) 221-6842
jennifer.stroud@aspect.com

Susan Cohen, NICE Systems, 972-9-775-3507
susan.cohen@nice.com
Lior Arussy, NICE Systems, 800-663-5601
lior.arussy@nice.com

Contacts (Investor Relations):

Brooke Wagner
Aspect Communications
(978) 244-7484
brooke.wagner@aspect.com

Rachela Kassif, NICE Systems, 972-9-775-3899
investor.relations@nice.com, 877-685-6552
Claudia Gatlin, CMG International, 973-316-9409O
cmginternational@msn.com



NICE DEMONSTRATES CUSTOMER IDEA MANAGEMENT

New Solution Enables Call Centers to track Customer Suggestions from Initiation to Completion

Call Center and CRM Solutions, Las Vegas, Nevada, February 13th, 2002 -- NICE Systems Ltd (NASDAQ: NICE) a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced a new application for capturing and managing customers ideas throughout the enterprise that enables organizations to improve the quality of their products and services and profitability.

This customer idea management application will enable users to route recorded calls with comments to relevant people within the organization and then to track any resulting communications or activity that take place. This application will be integrated into the CEM suite.

Until now, customers' suggestions were randomly acknowledged and were rarely distributed throughout organizations. Now customers will be able to share their feedback on product features and services and companies will be able to measure the positive impact customers' ideas have on the organization.

"Without the ability to manage the entire cycle from the creation of a new idea to implementation, companies are missing the best opportunities to become more responsive to their customers", commented Lior Arussy, corporate vice president, global marketing with NICE Systems. "This customer idea application enables companies to act on suggestions for improved business processes and new product innovations to gain a distinct competitive advantage."

NICE's CEM solutions are being demonstrated at the Call Center and CRM Solutions Show in Las Vegas, booth #135, on February 12th and February 13th. NICE expects this technology to be deployed in the second half of 2002.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)

Trademark note: 360° View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered

trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

Media

Susan Cohen	NICE Systems	972-9-775-3507
susan.cohen@nice.com		
Lior Arussy	NICE Systems	800-663-5601
lior.Arussy@nice.com		

Investors

Rachela Kassif	NICE Systems	972-9-775-3899
investor.relations@nice.com		877-685-6552
Claudia Gatlin	CMG International	973-316-9409
cmginternational@msn.com		

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Systems' Idea Management Wins "Best of Show" at Call Center and CRM Solutions in Las Vegas

Ra'anana, Israel, February 20, 2002 — NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that its innovative idea management solution was awarded Best Knowledge Management Product last week at the Call Center and CRM Solutions exhibition in Las Vegas, (February 12 – February 13, 2002).

NICE's new application enables organizations to manage the entire cycle from the creation of a new idea to implementation to improve customer responsiveness. Organizations can increase the quality of their products and services by acting on suggestions for improved business processes and new product innovations. NICE is the first company to introduce the concept of customer idea management.

"We are honored to receive recognition through this "Best of Show" award," said Lior Arussy, senior vice president of global marketing for NICE. "Some of the best suggestions for product improvements and business processes are embedded in everyday interactions with customers. NICE's idea management solution taps into these opportunities and makes them accessible to everyone in the organization providing a distinct competitive advantage."

About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)

Media

Susan Cohen	NICE Systems	972-9-775-3507
susan.cohen@nice.com		
Lior Arussy	NICE Systems	800-663-5601
lior.Arussy@nice.com		

Investors

Rachela Kassif	NICE Systems	972-9-775-3899
investor.relations@nice.com		877-685-6552
Claudia Gatlin	CMG International	973-316-9409
cmginternational@msn.com		

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Systems' Content Analysis Solution Wins "Best of Show" at Call Center and CRM Solutions in Las Vegas

Ra'anana, Israel, February 20, 2002 — NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that its content analysis solution was awarded Best Voice Processing Product last week at the Call Center and CRM Solutions exhibition in Las Vegas, (February 12 – February 13, 2002).

This new content analysis solution includes the latest innovations in word spotting and emotion analysis to enable businesses to extract actionable business intelligence from their customer interactions.

NICE's word spotting identifies words that express a customer's state of mind and calls that include potentially valuable feedback, for example calls that include a competitor's name. The emotion detection solution alerts management when a caller or agent experiences agitation and displays all the relevant data so management can quickly identify opportunities for agent coaching and targeted training.

"We're honored to receive this "Best of Show" award," said Eytan Bar, vice president of research and development for NICE's CEM division. "We ran against tough competition and were selected for our innovative and comprehensive reporting capabilities."

NICE's content analysis solution was demonstrated for the first time in Las Vegas and will be commercially available in the second half of 2002.

About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)

Media

Susan Cohen susan.cohen@nice.com	NICE Systems	972-9-775-3507
Lior Arussy lior.Arussy@nice.com	NICE Systems	800-663-5601

Investors

Rachela Kassif investor.relations@nice.com	NICE Systems	972-9-775-3899 877-685-6552
Claudia Gatlin cmginternational@msn.com	CMG International	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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